SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5969 CTEODORO@SIDLEY.COM

March 21, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco and Ken Ellington, Division of Investment Management

Re:	U.S. Monthly Income Fund for Puerto Rico Residents, Inc.
(1933 Act File No. 333-259184 / 1940 Act File No. 811-23687)

Dear Messrs. Bellacicco and Ellington:

On behalf of the U.S. Monthly Income Fund for Puerto Rico Residents, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from you on February 7, 2022 on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2022 and contained a Prospectus relating to the issuance of shares (the “Shares”) of the Fund, as well as a Statement of Additional Information relating to the Fund.

We have discussed your Comments with representatives of the Fund. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) concurrently with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

PROSPECTUS

FEE TABLE AND EXAMPLES

1.

Comment: Please consider including in the Fund’s Fee Table a footnote disclosing that Other Expenses are based on estimated amounts for the current fiscal year as required by Instruction 6(a) to Item 3 of Form N-1A.

Response: The Fund respectfully submits that the referenced Instruction is not applicable in this instance. The Fund was operational prior to registration and the Fund’s Other

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Expenses are based on actual Other Expenses and are not based on estimated amounts for the current fiscal year.

PRINCIPAL RISKS

2.

Comment: “CMO Risk.” In reference to Response #11 in the Correspondence that was filed with the Registration Statement, the Fund confirmed that no assets were invested in CDOs or CLOs. Please confirm the investment percentage in CMOs.

Response: We confirm that the Fund does not have any investments in CMOs.

3.

Comment: “Leverage Risk.” We note that the disclosure states as follows: “In addition, because the fees received by the Investment Adviser and Subadviser are based on the average daily gross assets …” The disclosure in the Statement in the Statement of Additional Information, under “Management, Advisory and Other Service Arrangements—Investment Advisory Agreements” also states that the advisory fee is based on “average daily gross assets.” Please conform the disclosure in these instances to the disclosure in footnote 1 to the Fee Table, which states that the advisory fee is based on average weekly gross assets.

Response: The referenced disclosure in footnote 1 to the Fee Table has been revised to reflect that the advisory fee is based on average daily gross assets, as that is the correct formulation based on the Investment Advisory Contract.

4.

Comment: “Changes in United States tax law; no US federal tax ruling.” We note that the disclosure states as follows: “Based on the current language of the regulations and the guidance offered therein, it is more likely than not that an investment in the Shares would not be expected to be considered a conduit arrangement, and in accordance with this interpretation, the source of dividends on the Shares would be expected to be treated as income from sources within Puerto Rico.” Please consider clarifying what is meant by “more likely than not”.

Response: Including such language was aimed at describing the Fund’s comfort level with respect to the impact of the uncertainty as to the activities that may cause the Fund to be engaged in a U.S. trade or business for U.S. federal income tax purposes. However, upon further review, the Fund will remove the “more likely than not” qualifier in each place where it appears.

INVESTMENT ADVISORY AND OTHER ARRANGEMENTS — INVESTMENT ADVISORY CONTRACT

5.

Comment: We note the following disclosure: “As of [    ], UBS Asset Managers of Puerto Rico serves as investment adviser or co-investment adviser to funds with combined portfolio assets of approximately $[    ] billion.” Please explain what is meant by co-investment adviser.

Response: The references to “co-investment adviser” refer to situations where the Adviser as such serves as one of two investment advisers (not as a sub-adviser) for an investment company.

DIVIDENDS AND TAXES

6.

Comment: We note that the disclosure here is shorter than the corresponding disclosure provided in the registration statement for Short Term Investment Fund for Puerto Rico Residents, Inc. (the “Short Term Fund”). Consider aligning the disclosure in both registration statements.

Response: The referenced disclosure in the Short Term Fund’s registration statement has been aligned with the Fund’s disclosure.

GENERAL INFORMATION – ANNUAL/QUARTERLY REPORTS

7.	Comment: Please include the Fund’s 811 number as required by Item 1(b)(4) of Form N-1A.

Response: The Fund’s 811 number has been included in the above-mentioned section of the Filing.

STATEMENT OF ADDITIONAL INFORMATION

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – INVESTMENT ADVISORY ARRANGEMENTS

8.

Comment: We note that the disclosure states as follows: For the year ended, December 31, 2021, the Fund paid the Investment Adviser a fee equal to [ ]% of the Fund’s average weekly net assets. Please explain why the disclosure of the advisory fee ratio paid for December 31, 2021 is based on “net assets” when the advisory fee is based on “gross assets.”

Response: The Fund’s disclosure regarding the ratio of the actual management fee paid in 2021 is based on “net assets” in order to align such disclosure with the management fee rate disclosed in the Fee Table, which is also based on “net assets.”

9.

Comment: We note the disclosure states as follows: “UBS Trust Company of Puerto Rico, the Fund’s administrator (the “Administrator”) and the Fund have entered into an Expense Limitation and Reimbursement Agreement (the “Expense Limitation Agreement”), whereby the Administrator will pay the Fund’s Other Expenses in order to ensure that the Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements do not exceed … [    ]% of average daily net assets per annum with respect to Class P Shares.” Please conform the disclosure describing the expense limitation with respect to Class P Shares with the disclosure in footnote 3 to the Fee Table, which states that “Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements do not exceed 1.00% of average daily gross assets per annum with respect to Class A Shares and [    ]% of average daily gross assets per annum with respect to Class P Shares.”

Response: The above-referenced language has been revised to be consistent with the description of the expense limitation agreement in the Fee Table footnote.

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – DISTRIBUTOR (PAGE SAI-28)

10.	Comments: Please provide the information required by Item 25(b) (e.g., net underwriting discounts and other required information).

Response: The disclosure required by Item 25(b) has been provided under “Information on Sales Charges and Distribution Related Expenses”.

PART C

ITEM 28. EXHIBITS – EXHIBIT (Q)

11.

Comment: We note that the Power of Attorney is incorporated by reference to an exhibit filed with the Short Term Fund’s registration statement. Please attach the Power of Attorney as an exhibit to the Registration Statement.

Response: The Power of Attorney of the Fund is attached as an exhibit to the Filing.

* * *

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro

CC:

Jesse C. Kean
Andrew M. Friedman